September 21, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Amendments No. 3 and 4 to the Registration Statement on Form S-1
Filed September 13 and 17, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission, dated September 20, 2012 (the “Comment Letter”), to Hyster-Yale with respect to Amendment No. 3 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on September 13, 2012 and Amendment No. 4 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on September 17, 2012 (the “Registration Statement”), including the preliminary prospectus included in the Registration Statement (the “Prospectus”).

Based on our conversations, Hyster-Yale’s responses to the comments raised by the Staff in the Comment Letter are set forth below and attached hereto as exhibits for your review. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of Hyster-Yale’s responses are to the Prospectus. Terms used and not defined are used in the same manner they are used in the Prospectus.

Why does Hyster-Yale have two classes of comment stock?, page 2

1.	Please balance your disclosure that your capital structure, governance, and stockholders’ agreement provisions are substantially the same as NACCO’s provisions to highlight the material differences. Also, in an appropriate section of your document, please identify the provisions as differences and explain the effect of these differences. For example, we note (1) the differences in the number of authorized common and preferred shares, (2) the type of stock that each outstanding share will receive in the event of a distribution of subsidiary shares, like this spin off, and (3) the bylaw provisions regarding director nominations.

Pages 2, 3, 145 and 148 of the Prospectus, attached hereto as Exhibit A, have been revised in response to this comment.

Related- Party Transactions, page 55

2.	We note the disclosure in NACCO’s Form 8-K filed September 17, 2012 that JC Butler, Jr. is currently employed by NMHG. Please provide the disclosure regarding this relationship required by Regulation S-K Item 404.

Page 83 of the Prospectus, attached hereto as Exhibit B, has been revised in response to this comment.

Industry Overview, page 58

3.	Please balance your disclosure regarding market share to disclose the decreasing share mentioned in your response to prior comment 2.

Page 58 of the Prospectus, attached hereto as Exhibit C, has been revised in response to this comment.

Provisions That May Have an Anti-Takeover Effect, page 147

4.	Please disclose restrictions on the ability of shareholders to call a special meeting.

Page 148 of the Prospectus, attached hereto as Exhibit D, has been revised in response to this comment.

*  *  *  *  *

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick

Exhibit A

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Management Focus. Reinforce management’s focus on serving each of Hyster-Yale’s market segments and customer application needs, and on responding flexibly to changing market conditions and growth markets.

•

Access to Capital and Capital Structure. Provide Hyster-Yale with direct access to equity capital markets and greater access to debt capital markets to fund its growth strategies and to establish a capital structure and dividend policy reflecting its business needs and financial position.

•

Recruiting and Retaining Employees. Strengthen the alignment of senior management incentives with the needs and performance of the Company through the use of equity compensation arrangements that will also improve our ability to attract, retain and motivate qualified personnel.

•

Investor Choice. Provide investors with a focused investment option in the materials handling business that offers different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate merits, performance and future prospects of Hyster-Yale and NACCO.

The NACCO board also considered the following factors, among others, in connection with its decision to spin-off Hyster-Yale:

•

Proportionate Interest. As a result of the equal distribution of dividends to both classes of NACCO common stock required by NACCO’s Restated Certificate of Incorporation, which is referred to as the NACCO Charter, following the spin-off, the interest of NACCO stockholders in Hyster-Yale will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hyster-Yale of holders of NACCO Class A Common will increase by approximately 51% while the collective voting power in Hyster-Yale of holders of NACCO Class B Common will decrease by approximately 51%.

•

Certain Restrictions Relating to Tax-Free Distributions. The ability of Hyster-Yale to engage in significant equity transactions could be limited or restricted for a period of time after the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors – We might not be able to engage in desirable strategic transactions and equity issuances following the spin-off because of certain restrictions relating to requirements for tax-free distributions.”

•

No Existing Public Market. There is no existing public market for our common stock and the combined market values of NACCO common stock and our common stock following the spin-off may be less than the value of NACCO common stock prior to the spin-off; and

•	Risks Factors. Certain other risks associated with the spin-off and our business after the spin-off, as described in this prospectus under the heading “Risk Factors” beginning on Page 14.

What businesses will NACCO engage in after the spin-off?

NACCO will continue to be a holding company that engages in three principal businesses after the spin-off: mining, small appliances and specialty retailing.

Why does Hyster-Yale have two classes of common stock?

NACCO has two classes of common stock. The spin-off of Hyster-Yale from NACCO is structured to provide the Hyster-Yale stockholders with substantially the same capital structure that currently exists for the NACCO stockholders, with certain changes intended to provide Hyster-Yale, as an independent company, with additional flexibility, including the ability to issue blank check preferred shares and an increased number of authorized shares. In addition, while the governance-related provisions of Hyster-Yale’s amended and restated certificate of incorporation and amended and restated bylaws, as well as a stockholders’ agreement to which Hyster-Yale will be a party, are substantially the same as NACCO’s governance-related provisions and stockholders’ agreement, there are certain changes from the corresponding NACCO provisions, including that holders of Hyster-Yale Class B Common are permitted to transfer their shares to certain limited liability companies in addition to certain trusts, corporations and other family relations; each holder of Hyster-Yale Class A Common and Hyster-Yale Class B Common is equal in respect of distributions of the stock of any subsidiary of Hyster-Yale; and there are additional procedures for the nomination and election of directors of Hyster-Yale. Hyster-Yale’s amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement are described in more detail in “Ancillary Agreements — Stockholders’ Agreement” and “Description of Capital Stock of Hyster-Yale after the Spin-off.”

Why will I receive Hyster-Yale Class A Common and Hyster-Yale Class B Common if I currently own only NACCO Class A Common or NACCO Class B Common?

The NACCO Charter provides that each share of NACCO Class A Common and NACCO Class B Common is equal in respect of rights to dividends and any other distribution in cash, stock or property. Therefore, pursuant to the terms of the NACCO Charter, NACCO is required to distribute one share of Hyster-Yale Class A Common and one share of Hyster-Yale Class B Common for each share of NACCO common stock, whether NACCO Class A Common or NACCO Class B Common. As a result of this requirement for equal distribution, the proportionate interest that NACCO stockholders will have in Hyster-Yale following the spin-off will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hyster-Yale of holders of NACCO Class A Common will increase by approximately 51% while the collective voting power in Hyster-Yale of holders of NACCO Class B Common will decrease by approximately 51%. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into Class A Common will diminish” and “Risk Factors – The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.”

Who is entitled to receive shares of our common stock in the spin-off?

Holders of NACCO common stock at the close of business on September 25, 2012, the record date for the spin-off, will be entitled to receive shares of our common stock in the spin-off.

When is the spin-off expected to be completed?

The spin-off is expected to be completed during the third quarter of 2012.

What do I need to do to receive my shares of Hyster-Yale common stock?

You do not need to take any action to receive your shares of our common stock. The shares of our common stock will be distributed on the date of the spin-off to holders of NACCO common stock as of the record date for the spin-off in book-entry form in accordance with Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”).

What if I want to receive certificates representing my shares of Hyster-Yale common stock?

While the shares of our common stock will be distributed in book-entry form, you may request to receive certificates representing your shares of our common stock from our transfer agent.

What will govern my rights as a Hyster-Yale stockholder?

Your rights as a Hyster-Yale stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. A description of these rights is included in this prospectus under the heading “Description of Capital Stock of Hyster-Yale after the Spin-Off” (page 145). Our amended and restated certificate of incorporation will be substantially in the form attached to this prospectus as Annex A, and our amended and restated bylaws will be substantially in the form attached to this prospectus as Annex B. These documents are substantially comparable to NACCO’s constituent documents.

DESCRIPTION OF CAPITAL STOCK OF HYSTER-YALE AFTER THE SPIN-OFF

The following description of the material terms of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective before the spin-off. The following description does not purport to be complete and is qualified by reference to the form of our amended and restated certificate of incorporation and form of our amended and restated bylaws, which are attached as Annex A and Annex B, respectively, to this prospectus and incorporated by reference into this prospectus.

At the time of the spin-off, our authorized capital stock will consist of 160 million shares of common stock (comprised of 125 million shares of our Class A Common and 35 million shares of our Class B Common), par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share. After the consummation of the spin-off, it is anticipated that approximately 16.8 million shares of common stock will be outstanding (comprised of approximately 8.4 million shares of our Class A Common and approximately 8.4 million shares of our Class B Common), and no shares of preferred stock will be outstanding. The number of authorized shares of our common stock is greater than the number of authorized NACCO common stock due in part to the requirement in NACCO’s certificate of incorporation that each holder of NACCO Class A Common and NACCO Class B Common receive one share of both our Class A Common and our Class B Common for each share of NACCO stock, whether Class A or Class B in the distribution, along with having additional shares available to permit us to use our equity as consideration in connection with potential future acquisitions or other growth opportunities, as well as to accommodate permitted conversions from our Class B Common to our Class A Common.

Common Stock

Voting Rights. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common will entitle the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B Common will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common and our Class B Common will be equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, or any other distributions of stock of any subsidiary of ours, which occur after the date of the spin-off, only our Class A Common will be distributed with respect to our Class A Common and only our Class B Common will be distributed with respect to our Class B Common. This provision differs from those in the NACCO certificate of incorporation, which provides that one share of both classes of common stock would be distributed to each holder of NACCO Class A Common and NACCO Class B Common. As a result, in the event of a future spin-off of one of our subsidiaries, each holder of our Class A Common would receive one share of the Class A common stock of such subsidiary and each holder of our Class B Common would receive one share of the Class B common stock of such subsidiary. In the case of any consolidation, merger or sale of all or substantially all of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A Common and our Class B Common will be entitled to receive an equal amount of consideration for each share of our Class A Common or our Class B Common held by such holder.

Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common. As more fully described below, our Class B Common generally will not be transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder and of such holder’s spouse, and spouses of such relatives, certain trusts established for their benefit, certain corporations, limited liability companies and partnerships owned by them and certain charitable organizations. These provisions differ from those in the NACCO certificate of incorporation. Holders of NACCO Class B Common do not currently have the ability to transfer their shares to certain limited liability companies, but holders of our Class B Common will be able to do so.

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.

These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our Board. We believe that, as a general rule, the interests of our stockholders would be best served if any change in control results from negotiations with our Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction. Stockholders are not generally permitted to call a special meeting of stockholders. However, in the future, preferred stock may be designated that permits the holders of such preferred stock to call a special meeting of the holders of such class of preferred stock. Subject to the rights of holders of our preferred stock, our directors must be nominated in accordance with Section 3 of Article II of our amended and restated bylaws, which provides that nominations for election as directors at an annual meeting of our stockholders may only be made (i) by or at the direction of our Board or a committee thereof or (ii) by any stockholder who is entitled to vote at such annual meeting and who complies with the additional requirements of such section. These provisions differ from the procedures for the election of directors set forth in the NACCO bylaws, which do not include a specified process for director nominations by stockholders.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the DGCL. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws attached to this prospectus as Annex A and Annex B, respectively.

No Cumulative Voting

Article V of the form of our amended and restated certificate of incorporation provides for no cumulative voting in the election of directors. In addition, subject to the rights of the holders of any series of preferred stock, Article V provides that our directors may be removed with or without cause. Any action for the removal of a director with or without cause must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class.

Restrictions on Certain Transactions with Interested Persons

We are subject to Section 203 of the DGCL, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

Exhibit B

Any member of the audit review committee who is a related person with respect to a transaction under review will not participate in the deliberations or vote with respect to the approval or ratification of the transaction; however, such director may be counted in determining the presence of a quorum at a meeting of the audit review committee that considers the transaction.

Risk Oversight

Our Board oversees our risk management. The full Board (as supplemented by the appropriate board committee in the case of risks that are overseen by a particular committee) regularly reviews information provided by management in order for our Board to oversee the risk identification, risk management and risk mitigation strategies. Our Board committees assist the full Board’s oversight of our material risks by focusing on risks related to the particular area of concentration of the relevant committee. For example, our compensation committee oversees risks related to our executive compensation plans and arrangements, our audit review committee oversees the financial reporting and control risks, and our nominating and corporate governance committee oversees risks associated with the independence of the Board and potential conflicts of interest. Each committee reports on these discussions of the applicable relevant risks to the full Board during the committee reports portion of the Board meeting. The full Board incorporates the insight provided by these reports into its overall risk management analysis.

Certain Business Relationship

J.C. Butler, Jr., currently an executive officer of NMHG, a subsidiary of the Company, is the son-in-law of Alfred M. Rankin, Jr. In 2009, 2010 and 2011, Mr. Butler’s total compensation was $547,257, $1,149,771 and $696,038, respectively, which includes annual compensation, long-term compensation and all other compensation.

Communication with Members of our Board

Information for stockholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our website prior to the spin-off. Our corporate secretary will forward communications relating to matters within our Board’s purview to the independent directors; communications relating to matters within a board committee’s area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate Hyster-Yale executive or employee. Our corporate secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but will make them available to any independent director who requests them.

Compensation of Directors

Following the spin-off, director compensation will be determined by our Board with the assistance of our compensation committee. Such compensation will be similar to the compensation structure implemented by NACCO, as outlined below. We will not provide directors who are also our employees any additional compensation for serving as a director.

83

Exhibit C

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Strong National Accounts Program. We operate a National Accounts program for both Hyster® and Yale®. Our National Accounts program focuses on large customers with geographically dispersed operations in multiple dealer territories. Our dealers support the National Accounts program by providing aftermarket parts and service on a local basis. We believe that our National Accounts program provides consistent service to our larger customers and reinforces our preferred supplier status. In 2011, our National Accounts program accounted for 15% of new lift truck unit volume.

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Strong Commitment to Research and Development. Our research and development is organized around four globally coordinated engineering centers located on two continents. Related product families are designed concurrently in an engineering center which is focused on the global requirements for a single product line. All of our engineering centers are connected with one another, with all of our manufacturing and assembly facilities and with certain suppliers. We believe our research and development structure allows us to be responsive to market demand for more rapid product development cycles. In 2011, we invested $61.3 million on product design and development activities.

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Globally Integrated Operations with Significant Economies of Scale. We have globally integrated the design, manufacturing, procurement and selected marketing activities for our brands. We believe this provides Hyster-Yale with reduced design and overhead costs, improved manufacturing efficiencies, better access to lower cost suppliers and greater purchasing leverage. Hyster-Yale’s geographically balanced manufacturing structure, with assembly operations in North and South America, Europe and Asia-Pacific, reduces working capital requirements, currency exposure and freight costs.

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Experienced Management Team. Our management team has extensive experience in the global materials handling industry, with many having managed at Hyster-Yale or related businesses through multiple business cycles and economic environments over many years.

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Established Growth Strategy. We have a number of initiatives which, if successful, are expected to enhance market position and profitability in the long term. We have initiatives focused on providing customers lowest lifetime ownership costs. We conduct customer needs analyses to enhance product differentiation and to tailor premium, standard and utility product offerings in order to strengthen our market position, especially in the distribution and logistics, and ports and heavy industries markets. We have other initiatives to expand in developing markets, most notably Asia, by offering materials handling solutions that meet the needs of those markets and by strengthening partner relationships, to drive long-term margin improvement by increasing the aftermarket business, and to strengthen the overall business platform through strategic acquisitions, joint ventures and partnerships in the global materials handling industry. We have additional initiatives to enhance our warehouse business by increasing our product reliability and quality, our direct sales and dealer focus and our rebuild programs. We are working on initiatives to enhance our independent distribution by building stronger dealers and pursuing selected use of dual brand representation where optimal.

Industry Overview

The global lift truck industry sold approximately 951,000, 872,000, 547,000, 794,000 and 975,000 units in 2007, 2008, 2009, 2010 and 2011, respectively. In 2011, approximately 33% of these units were sold in Europe, approximately 25% in China, approximately 23% in the Americas, approximately 7% in each of Japan and Asia Pacific and approximately 5% in the Middle East, including Africa. In 2007, 2008, 2009, 2010 and 2011, sales of units by Hyster-Yale represented approximately 10%, 10%, 8%, 8% and 8%, respectively, of the global lift truck market and approximately 24%, 28%, 22%, 21% and 21%, respectively, of the lift truck market in the Americas. The fluctuations in market share from 2007 and 2008 were primarily the result of the timing of our shipments compared to the volatility within the lift truck markets as a result of the overall global economic crisis.

Key characteristics and trends of the materials handling business include growth near the gross domestic product levels in developed markets with emerging markets driving expansion, particularly in China. In addition,

58

Exhibit D

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.

These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our Board. We believe that, as a general rule, the interests of our stockholders would be best served if any change in control results from negotiations with our Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction. Stockholders are not generally permitted to call a special meeting of stockholders. However, in the future, preferred stock may be designated that permits the holders of such preferred stock to call a special meeting of the holders of such class of preferred stock. Subject to the rights of holders of our preferred stock, our directors must be nominated in accordance with Section 3 of Article II of our amended and restated bylaws, which provides that nominations for election as directors at an annual meeting of our stockholders may only be made (i) by or at the direction of our Board or a committee thereof or (ii) by any stockholder who is entitled to vote at such annual meeting and who complies with the additional requirements of such section. These provisions differ from the procedures for the election of directors set forth in the NACCO bylaws, which do not include a specified process for director nominations by stockholders.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the DGCL. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws attached to this prospectus as Annex A and Annex B, respectively.

No Cumulative Voting

Article V of the form of our amended and restated certificate of incorporation provides for no cumulative voting in the election of directors. In addition, subject to the rights of the holders of any series of preferred stock, Article V provides that our directors may be removed with or without cause. Any action for the removal of a director with or without cause must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class.

Restrictions on Certain Transactions with Interested Persons

We are subject to Section 203 of the DGCL, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

148